September 26, 2019

Robert Rink
President
Kula Ventures Ltd
6350 W. Cheyenne Ave
Las Vegas, NV 89108

       Re: Kula Ventures Ltd
           Offering Circular on Form 1-A
           Filed August 30, 2019
           File No. 024-11066

Dear Mr. Rink:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed August 30, 2019

Cover Page

1. You state that the unsecured promissory notes have different prepayment terms at the election of each subscriber. Please revise, where applicable, to discuss whether there are any limitations with respect to the election. For example, please clarify whether subscribers could elect one type of loan up to the $40 million offering, or whether each type of note has a particular allocation. To the extent there are limitations on elections, please revise to discuss.
Risk Factors, page 3

2. You state on page 22 that your board of directors presently consists of only one person,
      Robert Rink. Please tell us what consideration you gave to including a risk factor regarding your lack of a board of directors.
 Robert Rink
FirstName LastNameRobert Rink
Kula Ventures Ltd
Comapany 26, 2019 Ventures Ltd
September NameKula
September 26, 2019 Page 2
Page 2
FirstName LastName
Use of Proceeds, page 11

3. You disclose on page 26 that the $10,000 from RAR Limited was repaid in July 2019.
         Please reconcile that statement with your disclosure in this section that you expect to use some of the proceeds from sales of the Notes to repay the $10,000 loan from RAR
         Limited.
Plan of Distribution and Terms of the Offering
Right to Reject Subscriptions, page 14

4. You state that all monies from rejected subscriptions will be returned by the company to the subscriber, without interest or deductions. Please revise to clarify that the funds shall be promptly returned in accordance with the requirements of Rule
10b-9.
Description of Securities, page 15

5. You state that a Note may be modified in writing signed by the Company and the
         Noteholder. Please provide a description of your loan modification program. For example only, discuss the parameters, if any, of such loan modification program, including whether it will be limited to modified elections between the previously disclosed Type A Note,
         Type B Note, or Type C Note, or whether a new category of notes may be added. Also clarify whether the modifications will be limited to the term and/or interest rates of the loans, or whether new features may be added such as conversion to equity security.
6. You state that the Company is not required to periodically substantiate a lack of default or compliance with the Notes. Please clarify which party will be required to periodically review compliance with the terms of the Notes. Also provide ,with specificity, any related material risks.
7. We note that your subscription agreement contains an exclusive forum clause limiting jurisdiction for disputes arising out of the Subscription Agreement or the Notes to the state or federal courts sited in Clark County, Nevada. Please revise your disclosure in the offering circular to describe the provision, including risk factor disclosure and disclosure in the Description of Securities section. Your risk factor discussion should include a description of the impact to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
8. Please also disclose whether this exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities
         Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the
 Robert Rink
FirstName LastNameRobert Rink
Kula Ventures Ltd
Comapany 26, 2019 Ventures Ltd
September NameKula
September 26, 2019 Page 3
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FirstName LastName
         rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Subscription Agreement and the Notes states this clearly. Description of Business
Sourcing Loans and Lending Criteria, page 18

9. We note your disclosure that you will acquire a majority of your loans from Pinnacle
         Lending Group, Inc., which is owned and controlled by your sole officer and director,
         Robert Rink. Please describe the conflict of interests that may arise from Robert Rink's dual role in the company and Pinnacle Lending Group, and provide related risk factor disclosure with respect to the related party transactions.
10. You state on page 17 that you will seek loans with a duration of 24 to 36 months, that pay between 12% and 14%. However, we note your disclosure here that during the five-year period ended December 31, 2018, and for the six month period from January 1, 2019, through June 30, 2019, the loans Pinnacle Lending Group, Inc. originated had an average interest rate of 3.625% and 4%, respectively. Please tell us what percentage of loans
         Pinnacle Lending originated in the past five years that had between 12% and 14% interest rate, and revise your disclosure to discuss your basis for believing you will get loans that pay between 12% to 14% interest rate.
Management and Key Executives, page 22

11. You state that you are a manager managed corporation. Please clarify whether the company will be externally managed or internally managed. If externally managed, please provide disclosure about your external manager.
12. Please provide clear disclosure regarding the business experience of Tiger Mynarcik during the past five years, including his principal occupations and employment, the dates he served in those roles, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.
13. Please be advised that you are responsible for analyzing the applicability of the
         Investment Advisers Act of 1940 to your external manager, if applicable.
General

14. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption. If you have questions relating to the applicability of the
         Investment Company Act or the Investment Advisers Act and the related comments
 Robert Rink
Kula Ventures Ltd
September 26, 2019
Page 4
       above, please contact Rochelle Plesset at (202) 551-6840 in the Division of Investment
       Management.
15. You state that you are a commercial real estate lending company, organized to acquire and service loans secured by commercial real estate. However, you have not yet identified any loans to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a blind-pool offering. Please consider providing additional disclosure on the prior performance of any programs of your sponsor. For example, please expand your disclosure of the performance of Pinnacle Lending Group on page 18 to provide a balanced presentation, including historical net income or net loss and material adverse developments. Refer to the disclosure principles of Securities Act Industry Guide 5.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Jennifer
Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at (202) 551-3673 or Sonia Barros, Assistant Director, at (202) 551-3655 with any other questions.



                                                              Sincerely,

FirstName LastNameRobert Rink                                 Division of
Corporation Finance
                                                              Office of Real
Estate and
Comapany NameKula Ventures Ltd
                                                              Commodities
September 26, 2019 Page 4
cc:       Bryan Clark
FirstName LastName